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                          Filed by Provident Financial Group, Inc. pursuant to
                          Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                          Subject Company: Provident Financial Group, Inc. Commission File Number: 001-08019




This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between National City Corporation and Provident Financial Group, Inc., including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of National City's and Provident's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure Provident stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Provident's results to differ materially from those described in the forward-looking statements can be found in the 2004 Quarterly Reports on Form 10-Q, as they are filed, and the 2003 Annual Report on Form 10-K of National City and Provident filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City and Provident, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484, Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202, Attention: Secretary (513-579-2861).

The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC by National City on March 11, 2004, and information regarding Provident's directors and executive officers is available in its Form 10-K filed with the SEC by Provident on March 15, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.



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                THE FOLLOWING LETTER WAS SENT TO PARTICIPANTS OF
              THE PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN

                         PROVIDENT FINANCIAL GROUP, INC.
                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202

                                   May 7, 2004



Dear Participant:

         Proxy materials for the Special Meeting of Shareholders of Provident Financial Group, Inc. were sent to you recently. The Special Meeting scheduled for May 20, 2004 at 9:00 a.m., Eastern Time, at The Westin Cincinnati, 21 E. 5th Street, Cincinnati is being held for the purpose of considering and voting upon a proposal to adopt Provident Financial Group, Inc.'s merger with and into National City Corporation. You are a participant in the Provident Financial Group, Inc. Retirement Plan (the "Plan"). When returning your proxy, you are providing direction to the Trustee of the Plan as to the manner in which voting rights related to the stock allocated to your stock account in the Plan are to be exercised. Upon timely receipt of your direction, the Trustee will vote, as directed, the number of shares of stock allocated to your account. If the Trustee does not receive timely directions with respect to allocated shares, the Trustee will vote the shares of allocated stock for which it has not received timely directions in the same proportion as directed shares are voted as provided by the terms of the Plan.

                                        Sincerely yours,

                                        PROVIDENT FINANCIAL GROUP, INC.


         Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City Corporation and Provident Financial Group, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484 Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202 Attention: Secretary (513-579-2861). The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC by National City on March 11, 2004, and information regarding Provident's directors and executive officers is available in its Form 10-K filed with the SEC by Provident on March 15, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus.